UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                             CARSUNLIMITED.COM, INC.

                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   14606P-103
                                 (CUSIP Number)

                                ODC PARTNERS LLC
                         444 MADISON AVENUE, 18TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 308-2233
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 13, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

========================= ============================================================================================
           1              NAME OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          ODC PARTNERS, LLC
------------------------- --------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                                              (b) [ ]
------------------------- --------------------------------------------------------------------------------------------
           3              SEC USE ONLY
------------------------- --------------------------------------------------------------------------------------------
           4              SOURCE OF FUNDS*
                                   OO
------------------------- --------------------------------------------------------------------------------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
------------------------- --------------------------------------------------------------------------------------------
           6              CITIZENSHIP OR PLACE OR ORGANIZATION

                                   NEW YORK
------------------------- ----------- --------------------------------------------------------------------------------
    NUMBER OF SHARES      7           SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                         19, 931, 000
          WITH
------------------------- ----------- --------------------------------------------------------------------------------
                          8           SHARED VOTING POWER

                                               0
------------------------- ----------- --------------------------------------------------------------------------------
                          9           SOLE DISPOSITIVE POWER

                                               19, 931,000
------------------------- ----------- --------------------------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER

                                               0
------------------------- --------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   19,931,000
------------------------- --------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES*                                                               [ ]
------------------------- --------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   76%
------------------------- --------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON*

                                   CO
========================= ============================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

========================= ============================================================================================
           1              NAME OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          DANIEL MYERS
------------------------- --------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                                                (b) [ ]
------------------------- --------------------------------------------------------------------------------------------
           3              SEC USE ONLY
------------------------- --------------------------------------------------------------------------------------------
           4              SOURCE OF FUNDS*
                                   OO
------------------------- --------------------------------------------------------------------------------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
------------------------- --------------------------------------------------------------------------------------------
           6              CITIZENSHIP OR PLACE OR ORGANIZATION

                                   NEW YORK
------------------------- ----------- --------------------------------------------------------------------------------
    NUMBER OF SHARES      7           SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                         19,931,000
          WITH
------------------------- ----------- --------------------------------------------------------------------------------
                          8           SHARED VOTING POWER

                                               0
------------------------- ----------- --------------------------------------------------------------------------------
                          9           SOLE DISPOSITIVE POWER

                                               19,931,000
------------------------- ----------- --------------------------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER

                                               0
------------------------- --------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   19,931,000
------------------------- --------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES*                                                               [ ]
------------------------- --------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   76%
------------------------- --------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON*

                                   IN
========================= ============================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. SECURITY AND ISSUER.
        -------------------

            This statement relates to shares of the common stock, $.001 par value per share ("Common Stock"), of CarsUnlimited.com, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 444 Madison Avenue, 18th Floor, New York, New York 10022.

Item 2. IDENTITY AND BACKGROUND.
        -----------------------

            Items 2(a), 2(b) and 2(c). This statement is jointly filed by ODC Partners, LLC ("ODC Partners"), a New York limited liability company and Daniel Myers (together with ODC Partners, the "Reporting Persons"). The principal business of ODC Partners is investing. Daniel Myers is the sole manager of ODC Partners. Mr. Myers is a registered representative of Sloan Securities Inc., a registered broker-dealer. The principal place of business of each of the Reporting Persons is 444 Madison Avenue, 18th Floor, New York, New York 10022.

            Item 2(d). During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Item 2(e). During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made either Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            Item 2(f).     Daniel Myers is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

            As more fully described in Item 4 below, on June 11, 2003, Anthony Genova, Jr., Lawrence Genova, William Quinn, Joseph Marks and Mark Makropoplous (collectively, "Sellers"), the former majority stockholders and officers and directors of the Issuer, entered into a share purchase agreement (the "Share Purchase Agreement") with ODC Partners which was consummated on June 13, 2003. Pursuant to the Share Purchase Agreement, ODC purchased 19,931,000 shares of Common Stock.

         All funds used by ODC Partners to purchase the shares from Sellers were obtained from the working capital of ODC Partners, which, in turn, were obtained by a loan provided to ODC from Ocean Drive Holdings, LLC, an affiliate of ODC Partners, as evidenced by a three-year promissory note, which bears interest at a rate of 4% per annum.

Item 4. PURPOSE OF TRANSACTION.
        ----------------------

            The Reporting Persons purchased the shares of Common Stock to take control over the Issuer. As contemplated by the Share Purchase Agreement, on June 13, 2003, by action of the board of directors of the Issuer (the "Board"), the number of persons comprising the Board was increased from five persons to six persons. As a result of this action, and the Board resignations of Messrs. Marks, Makropolous, Quinn and Lawrence Genova on June 13, 2003, there then existed four vacancies on the Board. Mr.Myers, as designee of ODC, was appointed by Anthony Genova, Jr., the remaining member of the Board, to fill one of the vacancies. In addition, also by action of the Board, the number of persons comprising the Board will be decreased to one (1) person, effective ten days following the mailing of an Information Statement to all stockholders of the Issuer in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. At that time, the Board resignation of Anthony Genova, Jr. will become effective. In connection with the consummation of the transaction, Anthony Genova, Jr. resigned as President of the Issuer and Mr. Marks resigned as Secretary and Vice President effective June 13, 2003. The Board appointed Mr. Myers as the new Chief Executive Officer, President and Secretary on such date.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

            Item 5(a). The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 26,530,000 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on January 3, 2003.

            Item 5(b). As of the close of business on June 24, 2003, ODC Partners beneficially owns 19,931,000 shares of Common Stock, constituting approximately 76% of the shares outstanding. By virtue of Mr. Myers 50% beneficial membership interest in Ocean Drive Capital, LLC, which in turn owns 37.46% of ODC Partners, Mr. Myers beneficially owns 3,732,750 shares of Common Stock, constituting approximately 14% of the shares outstanding. Mr. Myers has sole voting and dispositive power with respect to the 19,931,000 shares owned by ODC Partners by virtue of his authority to vote and dispose of such shares.

            Item 5(c). None.

            Item 5(d). No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            Item 5(e). Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
        ------------------------------------------------------------------

         Pursuant to the transactions contemplated in the Stock Purchase Agreement, and as described in Item 4 above, Mr. Myers has been appointed to the Board of Directors of the Issuer and Chief Executive Officer, President and Secretary of the Issuer.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.
        ---------------------------------


(a) Joint Filing Agreement dated as of June 25, 2003 among Daniel Myers and ODC Partners.

(b) Share Purchase Agreement dated as of June 13, 2003, by and among ODC Partners, LLC, Anthony Genova, Jr., Lawrence Genova, William Quinn, Mark Makropolous, and Joseph Marks.


                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2003
                                        ODC PARTNERS, LLC


                                        By: /S/ DANIEL MYERS
                                            ----------------------------
                                            Daniel Myers
                                            Sole Manager


                                        By: /S/ DANIEL MYERS
                                            ----------------------------
                                            Daniel Myers

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated June 24, 2003 (including amendments thereto) with respect to the Common Stock of CarsUnlimited.com, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: June 25, 2003


                                             ODC PARTNERS, LLC


                                             By: /S/ DANIEL MYERS
                                                 ----------------------------
                                                 Daniel Myers
                                                 Sole Manager


                                             By: /S/ DANIEL MYERS
                                                 ----------------------------
                                                 Daniel Myers